Exhibit 99.1

VivoPower International PLC Completes $120m Definitive Canadian Distribution Agreement for Tembo Electric Light Vehicles

Leading Canadian industrial equipment distributor Acces Industriel Mining Inc. intends to purchase 1,675 electric vehicle conversion kits over five-plus years, marking VivoPower’s second major distribution agreement for Tembo e-LV products.

LONDON, June 17, 2021 (GLOBE NEWSWIRE) - VivoPower International PLC (NASDAQ: VVPR, the “Company”) is pleased to announce that the Company has signed a definitive agreement with Canadian industrial equipment distributor Acces Industriel Mining Inc. (“Acces” or the “Distributor”) for Acces to distribute electric light vehicles (“e-LVs”) in Canada, using e-LV conversion kits from VivoPower’s wholly-owned subsidiary Tembo e-LV B.V. (“Tembo”).

Under the agreement (the “Distribution Agreement”), Acces intends to purchase 1,675 Tembo e-LV conversion kits between now and December 2026. The Company estimates these orders to be worth US$120 million in total value over the next five-and-a-half years, with a delivery schedule weighted towards the latter part of the Distribution Agreement period. Acces will be responsible for acquiring original vehicles from Toyota, converting the vehicles to ruggedized e-LVs using the Tembo solutions, selling the units to end-customers and providing ongoing servicing and maintenance.

The Tembo kits transform diesel-powered Toyota LandCruiser and Hilux vehicles into ruggedized e-LVs for use in mining and other hard-to-decarbonize sectors, including construction and defense. Alongside solar generation, battery storage and on-site power distribution, Tembo e-LV products are a key component of VivoPower’s turnkey net-zero solutions for corporate decarbonization.

The Distribution Agreement follows January’s distribution agreement with GB Auto Group Pty Limited and GB Electric Vehicles Pty Ltd (collectively, “GB Auto”). The Company has announced plans to complete a global Tembo distribution network by the end of this year, and discussions with other distributors are active and ongoing across Europe, Africa, the Middle East, the Americas and Asia.

VivoPower selected Acces as the Company’s distribution partner in Canada because of Acces’s established, long-term experience supplying, customizing and servicing Toyota LandCruisers, as well as its extensive active relationships with dozens of mining companies which make Acces a leading provider of ruggedised vehicle solutions to Canada’s mining segment.

Kevin Chin, Executive Chairman and CEO of VivoPower, said: “We are very pleased to have finalized this Distribution Agreement with Acces, which will provide the springboard for VivoPower to deliver our Tembo e-LVs and complementary sustainable energy solutions to Canadian customers. As a leading and trusted provider of equipment and services to the Canadian mining industry, Acces’s selection of Tembo as their preferred electric vehicle solution is a testament to the quality of the Tembo product and the value it offers to mining and other industrial customers seeking net zero carbon solutions. Both VivoPower and Acces continue to see significant demand for corporate decarbonization solutions, and we look forward to working together to help Canadian organizations achieve their net zero ambitions.”

Jean Dion, CEO of Acces, commented: “Acces is excited to complete this Distribution Agreement with VivoPower and to begin the work of delivering fully-electrified Tembo vehicles to our customers across the mining, forestry, industrial and construction markets. We are confident that the Tembo product offers outstanding value to our customers who seek to reduce their carbon emissions, and Acces will not distribute any competing product over the life of the Distribution Agreement. As demand for net-zero solutions continues to increase, we look forward to working with VivoPower and Tembo to provide the electric vehicle solutions our customers demand.”

About VivoPower

VivoPower is a sustainable energy solutions company focused on battery storage, electric solutions for customized and ruggedized fleet applications, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonization solutions that enable them to move toward net zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom and the United States.

About Acces Industriel Mining

Founded in 1998 in Rouyn-Noranda, Quebec, Acces is Canada’s foremost dealer and customizer of Toyota and other branded vehicles to industry. Whilst its main focus is mining, it also has customers in the industrial, forestry, construction and government sectors.

All trademarks referenced herein are the property of their respective owners.

Distribution Agreements

This Distribution Agreement provides a framework under which VivoPower can consummate sales contracts for e-LV conversion kits to be installed in vehicles to be sold to customers. Under the Distribution Agreement, the Distributor will serve as VivoPower’s exclusive distributor in marketing, promoting and selling electric vehicles in Canada, and will also assemble and install e-LV conversion kits provided by VivoPower in vehicles that the Distributor procures from the Original Equipment Manufacturer (“OEM”). The Distribution Agreement contains a provision to the effect that the parties shall not have a relationship of agency, joint venture or partnership.

The Distribution Agreement includes a commitment by the Distributor to purchase a minimum of 1,675 Tembo e-LV conversion kits (for Toyota 4x4 vehicles) in the first five years of the agreement. This is based on the Distributor’s management estimates of future contracted purchases from its customer base. These commitments are expected to be fulfilled upon the Distributor generating these purchase orders of e-LVs from its end-customers. The Distributor will not be required to remit payment for its orders of e-LV conversion kits until end-customers enter into purchase orders for e-LVs or the Distributor purchases conversion kits prospectively ahead of end-customer orders. In the event that the Distributor fails to satisfy the minimum purchase commitment, the Distribution Agreement will undergo a review process. If no acceptable resolution is reached, VivoPower is entitled to withhold exclusivity for the Distributor in Canada.

VivoPower believes that the potential e-LV conversion kits that it expects could be sold under the Distribution Agreement could be worth approximately $120 million in revenues. That estimate does not represent a firm commitment for purchase orders, and actual results may differ materially. VivoPower does not as a matter of course make public projections as to future sales, earnings or other results. VivoPower’s management prepared such an estimate based on its good faith judgment using what it believed to be reasonable assumptions regarding the future sales of e-LVs to end-customers in Canada. As future e-LV sales remain contingent on successful negotiation of end-customer sales contracts, and as the quantity, pricing and timing of each sales contract will be different, this estimation is not a formal projection of future revenue, but an indication of the expected value of such contracts to VivoPower. The foregoing estimate is subjective in many respects and there can be no assurance that actual results will not differ materially from these estimates. Therefore, as with any projections or forecasts, investors are cautioned not to attribute undue certainty to estimates of sales under the Company’s Distribution Agreements.

Further terms governing other aspects of the Distribution Agreement with the Distributor are in the process of being finalized and are contingent upon the outcome of commercial negotiations with OEM counterparties.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the United States federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the potential benefits of the collaboration with Acces, the number of vehicle conversion kits expected to be purchased and the expected revenues from such collaboration. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

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